

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2015

Uri Orbach
Chief Executive Officer
Light & Strong, Ltd.
Haadom St.
Kanot industrial Zone, POB 7042
Gedera, Israel, 7070000

     Re: Light & Strong, Ltd.
           Registration Statement on Form F-1
           Filed June 24, 2015
           File No. 333-205203

Dear Mr. Orbach:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your Registration Statement does not include all of the required information, such as a prospectus cover page and sections for use of proceeds, dilution and a capitalization table. Please revise your registration statement to include Items 501, 502(b), 510, 701, 702, and 512 of Regulation S-K and Items 3.C., 9.E., 9.F, 10.B and 11 of Form 20-F.

2. We note disclosure on page 21 of M&DA that once you cease to be an "emerging growth company," an independent auditor will be required to issue an attestation report on the effectiveness of your internal control over financial reporting. It appears that you qualify

as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing.

3. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

4. It appears that you will be conducting an offering on a continuous basis. As such, please check the box on the cover of the registration statement indicating that the offering is pursuant to Rule 415 under the Securities Act of 1933 or advise. We also note that you have not included Rule 415 undertakings. As such, please revise to include the Rule 415 undertakings.

5. We note that your table of contents refers to the business section but does not include the page number for this section. In addition, we are unable to locate the business section in your filing. Please revise to include this section and its page number in the table of contents.

6. Please revise your prospectus summary and risk factor sections to include your revenue and net losses for the most recent audited period, as well as your cumulative losses.

7. We note that your prospectus focuses on your future business plans, but does not appear to adequately describe that up until recently you focused on military usage applications products. Please ensure that in the business section you will describe not only the planned civilian uses of your products but also the military usage applications.

8. In your business and risk factors sections please disclose the fact that your independent auditor's report expresses substantial doubt about your ability to continue as a going concern.

9. We note your disclosure on page F-36 that the law office of Victor Tshuva & Co. is receiving $75,000 and 1,646,520 company shares in accordance with the contract to provide legal consulting services pertaining to your listing on the OTC BB. Please include Item 7.C. of Form 20-F to disclose the interest of experts and counsel.

Prospectus Summary

History and Overview of the Company, page 4

10. Please provide the exact number of your employees or advise.

Risk Factors, page 7

We may not be able to finish the development of our product, page 8

11. Please provide a more specific risk factor discussion on how far along you are on your ability to produce UAVs and the risks involved with being able to develop this product. Include in the risk factor that there are currently no commercial flying solar UAVs with the ability to stay aloft for greater than 2 weeks.

12. Please also discuss risks with the UAV product acting as a mini satellite and any risks with it being in airspace, such as the risk of it falling.

If we fail to effectively manage our growth, page 8

13. We note the reference to now operating as a stand-alone company. Please revise or advise.

You may experience dilution, page 15

14. We note the reference to the rights offering and the deposit agreement. Please advise.

Corporate History and Structure

Corporate History, page 17

15. Please explain what "lay-up, prepreg lay-up, liquid resin infusion (LRI) and resin transfer molding (RTM)" mean the first time you use these terms in the prospectus. Please also explain briefly what components you make from composite materials and how you make your products from composite materials.

16. We note your disclosure that your objective is to expand your product base to include UAVs and your disclosure appears to focus on your expansion plans. Please revise to expand your discussion of your current operations and the products you have sold to date.

Management's Discussion and Analysis, page 21

17. Please expand your disclosure to also include a detailed discussion of your financial position, sources of liquidity, debt and capital commitments, and contractual obligations under a heading such as Liquidity and Capital Resources. We refer you to the disclosure requirements pursuant to Item 5(B)-(F) of the Form 20-F. In addition, please also include a discussion of your Critical Accounting Estimates. Reference is made to Section V of Financial Reporting Release No. 72.

Taxation, page 21

18. We note your reference to your "ISRAELI operations." Please clarify whether you have operations in any other countries in addition to Israel. If not, please explain what you mean by "ISRAELI operations."

Industry, page 22

19. Please briefly explain aeronautical standard AS9100c.

Our Mission, page 23

20. We note your statement that "to [your] knowledge, there are no commercial flying solar UAV with the ability to stay aloft for greater than two weeks." Please disclose whether there any other non-solar types of UAVs that are capable of flying for longer than two weeks.

21. To the extent you discuss your planned future operations, please expand to discuss the material steps involved, including a timeline for implementation and the costs involved with each material step. To the extent you will need additional financing, and that financing is not currently available, please make that clear.

Facilities, page 25

22. Please disclose when the current lease expires. Also state whether and when you plan to exercise the option to extend the facility lease through 2019.

Material Agreements, page 29

23. We note your disclosure that commencement of the service agreement with Tzag Advanced Programs Ltd. is conditional on you raising capital of at least $1 million. Please explain to us the anticipated time frame of the commencement of this service agreement.

Principal Shareholders, page 30

24. Please revise the table in this section to show percentage of ownership for Tzag Advanced Programs Ltd. In addition, please identify the natural persons with voting and investment power over the shares held by Tzag Advanced Programs Ltd.

Shares Eligible for Future Sale, page 32

25. Your statement here that you will have 52,742,291 ordinary shares upon completion of this offering does not appear to be consistent with your disclosure throughout the filing

that you have 54,394,185 ordinary shares outstanding. Please revise for consistency or advise.

26. It appears that the table on page 33 is a selling shareholders table. Please add appropriate section heading and provide information in Item 9.D. of Form 20-F or advise.

27. Please disclose whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers.

Plan of Distribution, page 34

28. Please tell us which individuals will be selling the shares in the best efforts offering and what duties each individual currently performs for your company.

Plan of Distribution for the Selling Stockholders' Distribution, page 34

29. Please explain your reference to Gharwal Provisions, Inc. because there are no other references to it in the prospectus.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

30. Please revise the auditor report to be consistent with AU Section 508.08, Reports on Audited Financial Statements, of the PCAOB Auditing Standards. In this regard, it appears you have omitted a separate introductory paragraph that indicates that you have 'audited' the respective financial statements. Rather, the first paragraph provides in the opening sentence the type of audit opinion expressed, which is generally given in a separate opinion paragraph. Please revise the disclosures to be consistent with the sample audit report provided in AU Section 508.08 or advise.

31. We note the audit report from your independent registered public accounting firm and the audited financial statements and footnotes refer to you as L&S Light & Strong Ltd., rather than Light and Strong Ltd. Please reconcile your name within the Form F-1 Registration Statement.

Note 17. Related Parties page F-35

32. Please explain your reference to "FINRA approval" on page F-37.

Light & Strong, Ltd. Exhibit Index, page II-2

33. Please file the following agreements as exhibits to your registration statement or tell us why you believe the respective agreement is not material to you:

- agreement with Mr. Efraim Menashy (the "Entrepreneur") signed on March 5, 2015 on page 18;
- agreements with various investors signed in late 2014 on page 18;
- plan for granting options to your employees signed in January 2015 on page 18;
- non-competition agreement with key personnel on page 29;
- contracts with Messrs. Ofer Amir, Erez and Orbach on page 29;
- shareholder loan agreement on page 29;
- rental agreement on page F-29;
- registration rights agreement on page 32;
- contract with Victor Tshuva & Co. to provide legal consulting services on page F-36; and
- non-recourse factoring agreement with a third party on page F-40.

34. With your next amendment, please include in your exhibit index the complete list of exhibits that you intend to include. This lets us know which exhibits you are anticipating to file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or Lynwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Matheau J. W. Strout, Esq.